Exhibit 99.1

David W. Bullock to Join Origin Agritech’s Board of Directors

BEIJING, November 4th, 2014 /PRNewswire/ -- Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced that Mr. David W. Bullock, former Chief Financial Officer of Graham Packaging Company Inc. (NYSE: GRM) (“GRM”) and former Chief Operating Officer, Executive Vice President and Chief Financial Officer of UAP Holding Corporation (NASDAQ: UAPH) (“UAPH”), will be appointed to Origin’s Board of Directors (the “Board”). Mr. Bullock will replace Mr. L. Kenny Cordell as the Chair of the Audit Committee of the Board and an independent director of the Company, effective January 1, 2015. Mr. Cordell is retiring from the Board and will have served on the Board for three years.

“It has been a great experience and a pleasure to have Kenny on our board. We thank Kenny for his invaluable advice to Origin’s board. We also thank him for introducing his long-time colleague and friend Dave to our board”, said Dr. Gengchen Han, Origin’s Chairman, President and CEO. “We are equally excited to welcome Dave to Origin’s Board. His extensive experience in managing and maintaining excellent operations and financial reporting at leading public companies in the industry will be a tremendous asset to Origin.”

“I am honored to be joining Origin’s Board at such a crucial time in its history,” said Mr. Bullock. “China is on track to become the largest seed market in the world, and its seed industry is experiencing exciting new developments. I look forward to working with Origin’s experienced and dedicated management team and helping bring the best seeds to Chinese farmers and reinforce Origin’s position as an industry leader in China.”

Mr. Bullock served as the Chief Financial Officer of GRM, a global manufacturer of rigid plastics containers, from 2009 until the sale of the company in 2011. From 2002 to 2008, Mr. Bullock served as Chief Operating Officer, as well as Executive Vice President and Chief Financial Officer, of UAPH, a distributor of agricultural-related products. Prior to UAPH, Mr. Bullock held various positions with FMC Corporation, Air Products and Chemicals Inc., and Westinghouse Electric. Mr. Bullock currently serves as a director of Building Materials Holding Corp. Mr. Bullock received an M.B.A. from Cornell University and a B.S. in Electrical Engineering from Lehigh University.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company’s website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “goals,” “projects,” “continue,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin’s filings with the SEC including its annual report on Form 20-F filed on January 23, 2014. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

CONTACT:

Origin Agritech Limited

James Chen,

Chief Financial Officer

james.chen@originseed.com.cn

Kay Liu

Investor Relations

ke.liu@originseed.com.cn

+86 10 5890-7536